Filed Pursuant to Rule 433

Registration Statement Nos. 333-110203 and 333-110203-03

March 12, 2008

PRICING TERM SHEET

Issuer:	BP Capital Markets p.l.c. (“BP Capital U.K.”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Floating Rate Guaranteed Notes due 2010 (the “Notes”)

Total principal amount being issued:	$1,000,000,000

Denomination:	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	March 17, 2008

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	March 17, 2010

Day Count:	Actual/360

Day Count Convention:	Modified following. If any Interest Payment Date falls on a day that is not a Business Day, that Interest Payment Date will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case the Interest Payment Date will be the immediately preceding Business Day.

Interest Rate:	The Interest Rate for the first Interest Period will be the 3-month U.S. dollar London Interbank Offered Rate (“LIBOR”), as determined on March 13, 2008, plus the Spread (as described below). Thereafter, the Interest Rate for any Interest Period will be U.S. dollar LIBOR, as determined on the applicable Interest Determination Date, plus the Spread. The Interest Rate will be reset quarterly on each Interest Reset Date.

Date interest starts accruing:	March 17, 2008

Interest Payment Dates:	March 17, June 17, September 17 and December 17 of each year, subject to the Day Count Convention

First Interest Payment Date:	June 17, 2008

Spread:	0.21%

Interest Reset Dates:	The Interest Reset Date for each Interest Period other than the first Interest Period will be the first day of such Interest Period, subject to the Day Count Convention.

Interest Periods:	The period beginning on, and including, an Interest Payment Date and ending on, but not including, the following Interest Payment Date; provided that the first Interest Period will begin on March 17, 2008, and will end on, but not include, the First Interest Payment Date.

Interest Determination Date:	The Interest Determination Date relating to a particular Interest Reset Date will be the second London Business Day preceding such Interest Reset Date.

London Business Day:	Any week day on which banking or trust institutions in London are not authorized generally or obligated by law, regulation or executive order to close

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close

Ranking:	The Notes are unsecured and will rank equally with all of BP Capital U.K.’s other unsecured and unsubordinated indebtedness.

Regular record dates for interest:	One Business Day preceding each Interest Payment Date

Payment of additional amounts:	None payable under current law

Listing:	Application will be made to list the Notes on the New York Stock Exchange although neither BP Capital U.K. nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except as described under “Description of Debt Securities—Optional Tax Redemption” on page 18 of the prospectus. The provisions for optional tax redemption described therein will apply in respect of changes in tax treatments occurring after March 17, 2008.

Sinking fund:	There is no sinking fund.

Further issuances:	BP Capital U.K. may, at its sole option, at any time and without the consent of the then existing note holders issue additional notes in one or more transactions subsequent to the date of the related prospectus supplement, dated March 12, 2008, with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to the Notes issued hereby. These additional Notes will be deemed part of the same series as the Notes offered pursuant to the prospectus supplement and will provide the holders of these additional Notes the right to vote together with holders of the Notes offered pursuant to the prospectus supplement.

Public offering price:	Per Note: 100% Total: $1,000,000,000

Proceeds, before expenses, to us:	Per Note: 99.96%; Total: $999,600,000

Underwriters:	Lehman Brothers Inc. ($333,334,000)

RBC Capital Markets Corporation ($333,333,000)

UBS Securities LLC ($333,333,000)

CUSIP Number:	05565Q BE7

ISIN:	US05565QBE70

Calculation Agent:	The Bank of New York Trust Company, N.A.

Calculation of U.S. dollar LIBOR:	The Calculation Agent will determine U.S. dollar LIBOR in accordance with the following provisions: With respect to any Interest Determination Date, U.S. dollar LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the Interest Reset Date that appears on the designated LIBOR page as of 11:00 a.m., London time, on that Interest Determination Date. If no rate appears, U.S. dollar LIBOR, in respect of that Interest Determination Date, will be determined as follows: the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent (after consultation with us), to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then U.S. dollar LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then U.S. dollar LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on the Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent (after consultation with us) for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the Calculation Agent are not providing quotations in the manner described by this sentence, U.S. dollar LIBOR determined as of that Interest Determination Date will be U.S. dollar LIBOR in effect on that Interest Determination Date. The designated LIBOR page is the Reuters screen “LIBOR01”, or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars. The Reuters screen “LIBOR01” is the display designated as the Reuters screen “LIBOR01”, or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be denominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits. All calculations made by the Calculation Agent for the purposes of calculating the Interest Rate on the Notes shall be conclusive and binding on the holders of Notes, BP, BP Capital U.K. and the trustee, absent manifest error.

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The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847, RBC Capital Markets Corporation toll-free at 1-866-375-6829 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 5613884.